ZD VENTURES INC	47 Avenue Road, Suite 200 Toronto, Ontario, Canada M5R 2G3 T: 416-929-1806 F: 416-929-6612

January 7, 2014
Posted on EDGAR

Tia L Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
US Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D.C. 20549-4628
USA

RE: ZD Ventures Inc. (f/k/a Webtradex International Corp.) Amendment No. 1 to Form 10-K
for the Fiscal Year Ended March 31, 2013, filed December 23, 2013.
File # 333-127389

Dear Tia L. Jenkins,

We refer to your letter dated January 7, 2014 and our telephone communication with Julie Marlowe, who has instructed us to file this letter, by way of correspondence, to notify you that we are requesting an extension to file the second amendment to the Form 10-K for the fiscal year ended March 31, 2013 to no later than January 24, 2014.

The extension request is due to our EDGAR filer not being available until this date.

Please contact the undersigned for any further information in the matter.

Sincerely,

/s/ Kam Shah
Kam Shah
Chief Executive Officer